UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Adobe Systems Incorporated

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Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 28, 2004

Dear Stockholders:

You are cordially invited to attend our 2004 Annual Meeting of the Stockholders to be held on April 28, 2004 at 12:00 p.m. at Adobe's headquarters located at 321 Park Avenue, San Jose, California 95110 in the East Tower. We are holding the meeting to:

1. Elect five Class I members of the Board of Directors to serve for a two-year term;

2. Approve an amendment to the 2003 Equity Incentive Plan increasing the share reserve thereunder by 4,500,000 shares;

3. Consider and vote on two separate stockholder proposals, each as described in the attached proxy statement; and

4. Ratify the appointment of KPMG LLP as our independent auditors for our fiscal year ending on December 3, 2004;

5. Transact any other business that may properly come before the meeting.

If you owned Adobe common stock at the close of business on Wednesday, March 3, 2004, you may attend and vote at the meeting. If you cannot attend the meeting, you may vote by telephone or by using the Internet as instructed on the enclosed proxy card or by mailing the proxy card in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already returned a proxy card. A list of stockholders eligible to vote at the meeting will be available for review during our regular business hours at our headquarters in San Jose for the ten days prior to the meeting for any purpose related to the meeting.

We look forward to seeing you at the meeting.

Sincerely,

Karen O. Cottle

Karen O. Cottle
Senior Vice President, General Counsel & Secretary

San Jose, California March 12, 2004

As promptly as possible, please vote by telephone or by using the Internet as instructed on the enclosed proxy card or complete, sign and date the proxy card and return it in the enclosed postage-paid envelope.

ADOBE SYSTEMS INCORPORATED

Proxy Statement
for
Annual Meeting of Stockholders
To Be Held April 28, 2004

TABLE OF CONTENTS

ADOBE SYSTEMS INCORPORATED

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Our Board of Directors is soliciting proxies for the 2004 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Voting materials, which include the proxy statement, proxy card and 2003 Annual Report to Stockholders, will be mailed to stockholders on or about March 12, 2004. Our principal executive offices are located at 345 Park Avenue, San Jose, California 95110. Our telephone number is (408) 536-6000.

Adobe will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. Our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and telegram from brokerage houses and other stockholders. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable charges and expenses incurred in forwarding soliciting materials to their clients. We have also hired Innisfree M&A, Incorporated to help us solicit proxies from brokers, bank nominees and other institutional owners. We expect to pay Innisfree a fee of $7,500 for its services and will reimburse Innisfree for reasonable out-of-pocket expenses, estimated at about $15,000.

QUESTIONS AND ANSWERS

Q: Who may vote at the meeting?

A: The Board set March 3, 2004, as the record date for the meeting. If you owned our common stock at the close of business on March 3, 2004 you may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted on. On March 3, 2004, 238,592,193 shares of our common stock were outstanding.

Q: What is the quorum requirement for the meeting?

A: A majority of Adobe's outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. If you abstain from voting on any or all proposals, your shares are still counted as present and entitled to vote.

Shares are counted as present at the meeting if you:

- are present and entitled to vote in person at the meeting; or
- have properly submitted a proxy card or voted by telephone or by using the Internet.

Each proposal identifies the votes needed to approve or ratify the proposed action.

Q: What proposals will be voted on at the meeting?

A: There are three Board proposals and two stockholder proposals scheduled to be voted on at the meeting:

- Election of the five Class I members of the Board of Directors
- Increase in the share reserve under the 2003 Equity Incentive Plan
- Stockholder proposal as described in this proxy statement
- Stockholder proposal as described in this proxy statement
- Ratification of KPMG LLP as Adobe's independent auditors

We will also consider other business that properly comes before the meeting.

Q: How may I vote my shares in person at the meeting?

A: If your shares are registered directly in your name with our transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareowner of record, and the proxy materials and proxy card are being sent directly to you by Adobe. As the shareowner of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the annual meeting. Since a beneficial owner is not the shareowner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q: How can I vote my shares without attending the meeting?

A: Whether you hold shares directly as a registered stockholder of record or beneficially in street name, you may vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, by using the Internet or by mail. Please refer to the summary instructions included with your proxy materials and on your proxy card. For shares held in street name, the voting instruction card will be included by your stockbroker or nominee.

BY TELEPHONE OR THE INTERNET - If you have telephone or Internet access, you may submit your proxy from anywhere in the world by following the instructions with your proxy materials and on your proxy card.

BY MAIL - You may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instruction card included by your stockbroker or nominee and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Q: How can I change my vote after I return my proxy card?

A: You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or by using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Q: Where can I find the voting results of the meeting?

A: The preliminary voting results will be announced at the meeting. The final results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2004.

PROPOSAL 1
ELECTION OF DIRECTORS

General

We currently have nine members on our Board of Directors, which is divided into two classes (Class I and Class II) with alternating two-year terms. Proxy holders will vote for the five Class I nominees listed below to serve a two-year term ending in 2006. The accompanying proxy will be voted for the nominees to serve as directors unless you indicate to the contrary on the proxy card. The five Class I nominees receiving the most votes will be elected. Abstentions have no effect on the vote. The members of the Board who are Class II Directors will be up for election in 2005.

If any nominee is unable or declines to serve as a director, the current Board may designate another nominee to fill the vacancy and the proxy will be voted for that nominee. The term of each person elected as a Class I Director will continue until the 2006 Annual Meeting of Stockholders or until his or her successor has been elected and qualified.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR ALL" NOMINEES

The following tables set forth the name and age of each nominee and each director of the Company whose term of office continues after the meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Nominees for Election as Class I Directors for a Term Expiring in 2006

Name	Principal Occupation During Last Five Years	Age	Director Since
Michael R. Cannon	Mr. Cannon is the President and Chief Executive Officer and a director of Solectron Corporation, an electronic manufacturing services company. Prior to joining Solectron in January 2003, Mr. Cannon was the President and Chief Executive Officer and director of Maxtor Corporation, a disk drive manufacturer since July 1996. Mr. Cannon remains a director of Maxtor. He also is on the board of the Silicon Valley Manufacturing Group. Cannon studied mechanical engineering at Michigan State University and completed the Advanced Management Program at Harvard Business School.	51	2003
Bruce R. Chizen	In April 2000, Mr. Chizen was named President and in December 2000, he was also named Chief Executive Officer of Adobe. Mr. Chizen joined Adobe upon the closing of the acquisition of Aldus Corporation, a software company, in August 1994 as Vice President and General Manager, Consumer Products Division. From December 1997 to August 1998, Mr. Chizen served as Senior Vice President and General Manager, Graphic Products Division, and from August 1998 to April 2000, he	48	2000

Name	Principal Occupation During Last Five Years	Age	Director Since
	served as Executive Vice President, Products and Marketing. Prior to joining Adobe, Mr. Chizen was Vice President and General Manager, Consumer Division of Aldus from February 1994 to August 1994, and from November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly owned subsidiary of Apple Computer, Inc. Mr. Chizen also serves as a director of Synopsys, Inc., an electronic design and automation company. He holds a B.S. from Brooklyn College, City University of New York.		
James E. Daley	Mr. Daley is an independent consultant. Prior to his retirement in July 2003 from Electronic Data Systems ("EDS"), an information technology service company, Mr. Daley served as Executive Vice President and Chief Financial Officer of EDS from March 1999 to February 2003 and Executive Vice President of Client Solutions, Global Sales and Marketing from February 2003 to July 2003. Before joining EDS, he had been with Price Waterhouse, L.L.P., an accounting firm, from 1963 until his retirement from the firm in 1998. During the period from 1988 to 1998, Mr. Daley served as the firm's Co-Chairman—Operations and Vice-chairman—International. He was also a member of Price Waterhouse's Policy Board and Management Committee and a member of the World Firm's Policy Board and Management Committee. Mr. Daley is also a director of The Guardian Life Insurance Company of America. He holds a B.B.A. from Ohio University.	62	2001
Charles M. Geschke	Dr. Geschke was a founder of Adobe and has been its Chairman of the Board since September 1997, sharing that office with John E. Warnock. He was Adobe's Chief Operating Officer from December 1986 until July 1994. He served as Adobe's President from April 1989 until his retirement in April 2000. Dr. Geschke is also a director of Rambus Incorporated, a chip-to-chip interface solutions provider. Dr. Geschke holds a Ph.D. in Computer Science from Carnegie Mellon University.	65	1983

Name	Principal Occupation During Last Five Years	Age	Director Since
Delbert W. Yocam	Mr. Yocam is an independent consultant. Mr. Yocam was Chairman of the Board and Chief Executive Officer of Borland Software Corporation, formerly Inprise Corporation, a software company, from December 1996 through April 1999. Prior to joining Borland, Mr. Yocam was an independent consultant from November 1994 through November 1996. From September 1992 until November 1994, he served as President and Chief Operating Officer and a director of Tektronix, Inc., a provider of test, measurement and monitoring solutions for mobile network operators and equipment manufacturers. Mr. Yocam is also a director of several privately-held technology companies. He holds an MBA from California State University, Long Beach, and a B.A. in Business Administration from California State University, Fullerton.	60	1991

Incumbent Class II Directors with a Term Expiring in 2005

Name	Principal Occupation During Last Five Years	Age	Director Since
Carol Mills Baldwin	Ms. Baldwin is an independent consultant. Ms. Baldwin was formerly the President and Chief Executive Officer of Acta Technology, Inc., a private data integration company that was acquired by Business Objects in late 2002. Prior to joining Acta in July 1998, Ms. Baldwin was the General Manager in the Enterprise Systems Division of Hewlett-Packard since 1992. From 1981 to 1992, Ms. Baldwin held several other general management and marketing management positions at Hewlett-Packard. She holds an M.B.A. from Harvard Business School and a B.A. from Smith College.	50	1998
Colleen M. Pouliot	Ms. Pouliot is engaged in the private practice of law. Prior to her retirement from Adobe in April 2002, Ms. Pouliot served as Senior Vice President, Special Projects for the Chief Executive Officer from December 2001 to April 2002. From December 1997 to December 2001, Ms. Pouliot was Adobe's Senior Vice President and General Counsel. She joined Adobe in July 1988 as Associate General Counsel and became the Corporate Secretary in April 1989. In December 1990, she was promoted to General Counsel. In December 1992, she was promoted to Vice President and in December 1997, to Senior Vice President. Ms. Pouliot was an associate at the law firm of Ware & Freidenrich from November 1983 until July 1988. Ms. Pouliot holds a J.D. from University of California, Davis School of Law and a B.S. in Economics from Santa Clara University.	45	2001

Name	Principal Occupation During Last Five Years	Age	Director Since
Robert Sedgewick	Since 1985, Dr. Sedgewick has been a Professor of Computer Science at Princeton University, where he was the founding Chairman of the Department of Computer Science. He is the author of numerous research papers and a widely used series of textbooks on algorithms. Dr. Sedgewick holds a Ph.D. in Computer Science from Stanford University.	58	1990
John E. Warnock	Dr. Warnock was a founder of Adobe and has been its Chairman of the Board since April 1989. Since September 1997, he has shared the position of Chairman of the Board with Charles M. Geschke. Dr. Warnock served as Adobe's Chief Executive Officer from 1982 through December 2000. From December 2000 until his retirement in March 2001, Dr. Warnock served as Chief Technical Officer. Dr. Warnock is also a director of Knight Ridder, Inc., a media company, and Salon Media Group, Inc., a media company. Dr. Warnock holds a Ph.D. in Electrical Engineering from the University of Utah.	64	1983

Independence of Directors

Our Board has determined that the majority of our Board is comprised of "independent directors" within the meaning of applicable Nasdaq listing standards. Our independent directors include: Ms. Baldwin, Mr. Cannon, Mr. Daley, Dr. Geschke, Dr. Sedgewick, Dr. Warnock (as of March 31, 2004) and Mr. Yocam.

Board and Committees Meetings

The Board held 11 meetings and its four standing Committees collectively held a total of 26 meetings in fiscal 2003. Of the meetings held during the fiscal year, each director attended at least 75% of the meetings of the Board and Committees on which such director serves. The Board has an Audit Committee, Executive Compensation Committee, Investment Committee and Nominating and Governance Committee. We encourage members of the Board to attend our annual meetings. All of our Board members attended last year's meeting.

The following table sets forth the four standing Committees of the Board, the members of each Committee during fiscal 2003 and the number of meetings held by the Board and the Committees:

Membership Roster

Name	Board	Audit	Executive Compensation	Investment	Nominating and Governance
Ms. Baldwin	X		X	X	X
Mr. Cannon(1)					
Mr. Chizen	X				
Mr. Daley	X	X			X
Dr. Geschke	X			X	
Ms. Pouliot	X			X	
Dr. Sedgewick	X	X	X	X	X
Dr. Warnock	X			X	
Mr. Yocam	X	X	X	X	X
Number of meetings held in fiscal 2003	11	11	7	5	3

(1) Mr. Cannon became a director on December 1, 2003 and joined the Executive Compensation Committee on December 16, 2003.

The *Audit Committee's* role includes the oversight of our financial, accounting and reporting processes, our system of internal accounting and financial controls and our compliance with related legal and regulatory requirements, the appointment, engagement, termination and oversight of our independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of our annual audit, overseeing the independent auditors' audit work, reviewing and pre-approving any audit and non-audit services that may be performed by them, reviewing with management and our independent auditors the adequacy of our internal financial controls, and reviewing our critical accounting policies and the application of accounting principles. See "Report of the Audit Committee" contained in this proxy statement. Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission (the "SEC") for audit committee membership and is an "independent director" within the meaning of applicable Nasdaq listing standards. Each Audit Committee member meets the Nasdaq's financial knowledge requirements, and the Board of Directors has further determined that Mr. Daley (i) is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC and (ii) also meets the Nasdaq's professional experience requirements. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and the Nasdaq. A copy of the Audit Committee charter is attached as **Appendix A** to this Proxy Statement and also can be found on our website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html*.

The *Executive Compensation Committee* sets and administers the policies governing the annual compensation of executive officers, including cash compensation and equity incentive programs, and reviews and establishes annually the compensation of the Chief Executive Officer. See "Report on the Executive Compensation Committee" contained in this proxy statement. The Executive Compensation Committee also reviews and approves equity-based compensation grants to our non-officer employees and consultants, other than stock option grants to our non-officer employees, which are approved by a Management Committee currently consisting of our Chief Executive Officer and Senior Vice President, Human Resources. The members of the Executive Compensation Committee are all independent directors within the meaning of applicable Nasdaq listing standards. The Executive Compensation Committee acts pursuant to a written charter, a copy of which can be found on our website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html*.

The *Investment Committee* evaluates the advisability of Adobe's investing in outside-managed venture capital funds and direct investments by Adobe, focusing on startup companies in businesses strategically related to our markets and technology. The Investment Committee monitors the performance of our direct (non-partnership) investments and performs any tasks required in our role as a limited partner in our Adobe Ventures venture capital limited partnerships, which invest in early stage companies with innovative technologies.

The *Nominating and Governance Committee's* primary purpose is to evaluate candidates for membership on the Board and make recommendations to the Board regarding candidates, make recommendations with respect to the composition of the Board and the committees thereof, review and make recommendations regarding the functioning of the Board as an entity, recommend corporate governance principles applicable to the Company and assist the Board in its reviews of the performance of the Board and each Committee. The Nominating and Governance Committee also reviews and approves all related-party transactions between the Company and our executive officers and directors. The members of the Nominating and Governance Committee are all independent directors within the meaning of applicable Nasdaq listing standards. The Nominating and Governance Committee operates pursuant to a written charter, a copy of which can be found on our website at *www.adobe.com/ aboutadobe/invrelations/corpgovern.html*.

In carrying out its function to nominate candidates for election to the Board, the Nominating and Governance Committee consider the mix of skills, experience, character, commitment, and diversity of background, all in the context of the requirements of the Board at that point in time. The Nominating and Governance Committee believe that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life, have an understanding of elements relevant to the success of a publicly-traded company and have established a record of professional accomplishment in such candidate's chosen field. Each candidate should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Nominating and Governance Committee's judgment, interfere with or limit such candidate's ability to do so. Each candidate should also be prepared to represent the best interests of all of Adobe's stockholders and not just one particular constituency. Additionally, in determining whether to recommend a director for re-election, the Nominating and Governance also considers the director's past attendance at Board and Committee meetings and participation in and contributions to the activities of the Board. The Nominating and Governance Committee has no stated specific, minimum qualifications that must be met by a candidate for a position on our Board. The Nominating and Corporate Governance Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that a majority of the members of the Board meet the definition of "independent director" within the meaning of applicable Nasdaq listing standards.

The Nominating and Governance Committee's methods for identifying candidates for election to the Board (other than those proposed by Adobe's stockholders, as discussed below) include the solicitation of ideas for possible candidates from a number of sources—members of the Board; our executives; individuals personally known to the members of the Board; and other research, including database and Internet searches. The Nominating and Governance Committee may also from time to time retain one or more third-party search firms to identify suitable candidates. As noted earlier, one of our current directors, Mr. Cannon, was appointed by the Board in December 2003 to fill a newly-created board vacancy and has not been previously elected by the stockholders. Mr. Cannon was recommended by a third-party search firm retained by the Nominating and Governance Committee.

Any Adobe stockholder may nominate one or more persons for election as a director of Adobe at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Amended and Restated Bylaws. In addition, the notice must include any other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. In order for the director nomination to be timely, a stockholder's notice to Adobe's Secretary must be delivered to Adobe's principal executive offices not later than November 18, 2004. Our Amended and Restated Bylaws specify additional requirements if stockholders wish to nominate directors at special meetings of stockholders.

The Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria.

Communications with the Board of Directors

Any stockholder who desires to contact our Board or specific members of our Board may do so electronically by sending an email to the following address: *directors@adobe.com*. Alternatively, a stockholder can contact our Board or specific members of our Board by writing to: Stockholder Communications, Adobe Systems Incorporated, 345 Park Avenue, San Jose, California 95110-2704 USA.


PROPOSAL 2
APPROVAL OF
INCREASE IN THE SHARE RESERVE
UNDER THE 2003 EQUITY INCENTIVE PLAN


The Board of Directors and the stockholders approved the adoption of our 2003 Equity Incentive Plan (the "2003 Plan") in January 2003 and April 2003, respectively.

As of March 1, 2004, an aggregate of 8,711,897 shares of our Common Stock remained available for future grants under the 2003 Plan. The Board believes it important to the continued success of Adobe that we have available an adequate reserve of shares under the 2003 Plan for use in attracting, motivating and retaining qualified employees.

On December 16, 2003, subject to stockholder approval, the Board increased by 4,500,000 the number of shares we are authorized to issue under the 2003 Plan. We intend to register the 4,500,000 share increase on a Registration Statement on Form S-8 under the Securities Act of 1933 as soon as is practicable after receiving stockholder approval.

Vote Required and Board Recommendation

Approval of the amendment to the 2003 Plan requires the affirmative vote of holders of a majority of the shares present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a negative vote. Broker non-votes will have no effect on the outcome of this proposal.


THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL


Summary of 2003 Equity Incentive Plan Terms

The following summary of the 2003 Plan is qualified in its entirety by the specific language of the 2003 Plan, a copy of which will be made available to you upon request.

General. The purpose of the 2003 Plan is to provide an incentive program that enables us to attract and retain employees and consultants upon whose judgment, interest and contributions we depend on for our success and to provide them with an equity interest in our success in order to motivate superior performance. We provide these incentives through the grant of stock options, stock appreciation rights, stock purchase rights, stock bonuses, performance shares and performance units.

Shares Subject to Plan.   If the stockholders approve this proposal to authorize an additional 4,500,000 shares for issuance under the 2003 Plan, the cumulative aggregate share authorization under our 2003 Plan will increase to 65,737,310 shares (the "Share Reserve"). However, the Share Reserve is reduced at any time by the number of shares remaining subject to options outstanding under our terminated 1994 Stock Option Plan and 1999 Equity Incentive Plan, as well as by the number of shares actually issued under the terminated plans after February 14, 2003. Including the proposed 4,500,000 share increase, as of March 1, 2004 a total of 13,211,897 shares would be available for issuance under the 2003 Plan if this proposal is approved by our stockholders.

The terms of the 2003 Plan restrict to 1,000,000 the maximum number of shares of stock that may be issued in the form of stock purchase rights, stock bonuses, performance shares or performance units. If any award granted under the 2003 Plan expires, lapses or otherwise terminates for any reason without having been exercised or settled in full, or if shares subject to forfeiture or repurchase are forfeited or repurchased by Adobe, any such shares subject to a terminated or reacquired award will again become available for issuance under the 2003 Plan. Shares will not be treated as having been issued under the 2003 Plan and will therefore not reduce the number of shares available for grant to the extent an award is settled in cash or such shares are withheld in satisfaction of tax withholding obligations. Appropriate adjustments will be made to the Share Reserve, to the other numerical limits on awards described in this proposal and to outstanding awards in the event of any change in our common stock through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares or similar change in our capital structure, or if we make a distribution to you in a form other than common stock (excluding normal cash dividends) that has a material effect on the fair market value of our common stock.

Administration.   The 2003 Plan is administered by the Board and two committees appointed by the Board to administer the plan, specifically the Executive Compensation Committee and the Management Committee. The Management Committee, currently consisting of our Chief Executive Officer and Senior Vice President, Human Resources, is authorized by the Board to grant stock options to eligible participants who are not executive officers or consultants. All other awards to these participants will be granted by the Executive Compensation Committee. With respect to eligible participants who are executive officers or consultants, the 2003 Plan will be administered by the Executive Compensation Committee, which consists of at least two directors, each of whom is both a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"). (For purposes of this summary, the term "Committee" will refer to either such duly appointed committee or the Board of Directors.) Subject to the provisions of the 2003 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. The Committee may, subject to certain limitations required by Section 162(m) and the express language in the 2003 Plan that prohibits repricing, amend, modify, extend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2003 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2003 Plan. The Committee may establish rules and policies for administration of the 2003 Plan and adopt one or more forms of agreement to evidence awards made under the 2003 Plan. The Committee interprets the 2003 Plan and any agreement used under the 2003 Plan, and all determinations of the Committee will be final and binding on all persons having an interest in the 2003 Plan or any award issued under the 2003 Plan.

Prohibition of Option Repricing.   The 2003 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for either the cancellation of outstanding options in exchange for the grant of new options at a lower exercise price or the amendment of outstanding options to reduce the exercise price.

Eligibility.   Under the 2003 Plan, we may grant awards to employees (including officers) and consultants of the Company or any present or future parent or subsidiary corporation or other affiliated entity of the Company. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, stock awards and performance awards to any eligible participant. As of March 1, 2004, we had a total of 3,508 employees, including 11 executive officers, who are eligible to participate in the 2003 Plan.

Stock Options.   The Committee may grant nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Code, or any combination of these. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year options which, together with Freestanding SARs (as defined below), cover in the aggregate more than 2,000,000 shares.

Each option granted under the 2003 Plan must be evidenced by a written agreement between us and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2003 Plan. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant. On March 1, 2004, the closing price of our common stock on the Nasdaq National Market was $37.47 per share.

The 2003 Plan provides that the option exercise price may be paid in cash, by check, or in cash equivalent; by means of a broker-assisted cashless exercise; to the extent legally permitted, by tender of shares of common stock owned by the optionee having a fair market value not less than the exercise price; by such other lawful consideration as approved by the Committee, or by any combination of these. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by us, through the optionee's surrender of a portion of the option shares to the Company.

Options become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The maximum term of any option granted under the 2003 Plan is eight years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. Subject to the term of the option, an option generally will remain exercisable for three months following the optionee's termination of service, except that if service terminates as a result of the optionee's death or disability, the option generally will remain exercisable for twelve months, or if service is terminated for cause, the option will terminate immediately. The Committee, in its discretion, may provide longer post-termination exercise periods, but in any event the option must be exercised no later than its expiration date.

Incentive stock options are nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. Nonstatutory stock options granted under the 2003 Plan may be assigned or transferred to the extent permitted by the Committee and set forth in the option agreement.

Stock Appreciation Rights.   The committee may grant stock appreciation rights either in tandem with a related option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the option holder to elect between the exercise of the underlying option for shares of common stock or the surrender of the option and the exercise of the related stock appreciation right. A Tandem SAR is exercisable only at the time and only to the extent that the related stock option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee. The exercise price of each SAR may not be less than the fair market value of a share of our common stock on the date of grant. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year Freestanding SARs which, together with options, cover in the aggregate more than 2,000,000 shares.

Upon the exercise of any stock appreciation right, the participant is entitled to receive an amount equal to the excess of the fair market value of the underlying shares of common stock as to which the right is exercised over the aggregate exercise price for such shares. At the Committee's discretion, we may make payment of this stock price appreciation in cash or in shares of common stock whose fair market value on the exercise date equals the payment amount. We may make payment in a lump sum or we may defer payment in accordance with the terms of the participant's award agreement. The maximum term of any stock appreciation right granted under the 2003 Plan is eight years.

Stock Awards.   Stock awards may be granted under the 2003 Plan in the form of either a stock bonus or a stock purchase right. The purchase price for shares issuable under each stock purchase right will be established by the Committee in its discretion and may be paid in cash, by check, in cash equivalent or by such other lawful consideration as approved by the Committee. No monetary payment is required for receipt of shares pursuant to a stock bonus, the consideration for which is services rendered by the participant, except that the participant must furnish consideration in the form of cash or past services rendered having a value not less than the par value of the shares acquired. Stock awards may be granted by the Committee subject to such restrictions for such periods as determined by the Committee and set forth in a written agreement between the Company and the participant, and the shares acquired pursuant to the award may not be sold or otherwise transferred or pledged until the restrictions lapse or are terminated. Restrictions may lapse in full or in installments on the basis of the participant's continued service or other factors, such as the attainment of performance goals (see discussion under "Performance Awards" below) established by the Committee. Unless otherwise provided by the Committee, a participant will forfeit any shares acquired under a stock award as to which the restrictions have not lapsed prior to the participant's termination of service. Participants holding restricted stock will have the right to vote the shares and to receive all dividends and other distributions, except that any dividends or other distributions in shares will be subject to the same restrictions on transferability as the original award. Subject to appropriate adjustment in the event of any change in our capital structure, we may not grant to any one employee in any fiscal year stock awards for more than 100,000 shares subject to restrictions based on the attainment of performance goals.

Performance Awards.   The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines in writing and sets forth in a written agreement between the Company and the participant. These awards may be designated as performance shares or performance units. Performance shares and performance units are unfunded bookkeeping entries generally having initial values, respectively, equal to the fair market value determined on the grant date of a share of common stock and $100 per unit. Performance awards will specify a predetermined amount of performance shares or performance units that may be earned by the participant to the extent that one or more predetermined performance goals are attained within a predetermined performance period. We may settle performance awards to the extent earned in cash, shares of our common stock (including shares of restricted stock) or any combination thereof. Subject to appropriate adjustment in the event of any change in our capital structure, for each fiscal year within the applicable performance period, we may not grant performance shares to any one employee that could result in the employee receiving more than 100,000 shares of common stock or performance units to any one employee that could result in the employee receiving more than $2,500,000. A participant may receive only one performance award with respect to any performance period.

Prior to the beginning of the applicable performance period or such later date as permitted under Section 162(m) of the Code, the Committee will establish one or more performance goals applicable to the award. These goals will be based on the attainment of specified levels with respect to one or more measures of our business or financial performance and of each parent and subsidiary corporation consolidated with our results for financial reporting purposes, or such division or business unit of ours as may be selected by the Committee. The Committee, in its discretion, may base performance goals on one or more of the following measures: growth in revenue, growth in market price of our common stock, operating margin, gross margin, operating income, pre-tax profit, earnings before interest, taxes and depreciation, net income, total return on shares of our common stock relative to the increase in an appropriate index selected by the Committee, earnings per share, return on stockholder equity, return on net assets, expenses, return on capital, economic value added, market share, or cash flow, as indicated by book earnings before interest, taxes, depreciation and amortization. The target levels with respect to these performance measures may be expressed on an absolute basis or relative to a standard specified by the Committee. The degree of attainment of performance measures will, according to criteria established by the Committee, be computed before the effect of changes in accounting standards, restructuring charges and similar extraordinary items occurring after the establishment of the performance goals applicable to a performance award.

Following completion of the applicable performance period, the Committee will certify in writing the extent to which the applicable performance goals have been attained and the resulting value to be paid to the participant. The Committee retains the discretion to eliminate or reduce, but not increase, the amount that would otherwise be payable on the basis of the performance goals attained to a participant who is a "covered employee" within the meaning of Section 162(m) of the Code. However, no such reduction may increase the amount paid to any other participant. The Committee may make positive or negative adjustments to performance award payments to participants other than covered employees to reflect the participant's individual job performance or other factors determined by the Committee. In its discretion, the Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on our common stock. The Committee may provide for performance award payments in lump sums or installments. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period. No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Change in Control.   The Plan defines a "Change in Control" of the Company as any of the following events (or series of related events) in which the stockholders of the Company immediately prior to the event do not retain immediately after the event direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting securities of the Company or the entity to which the assets of the Company were transferred: (i) the direct or indirect sale or exchange by the stockholders of all or substantially all of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company. If a Change in Control occurs, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any participant, either assume all outstanding options and stock appreciation rights or substitute substantially equivalent options or rights for its stock. If the outstanding options and stock appreciation rights are not assumed or replaced, then all unexercised and unvested portions of such outstanding awards will become immediately exercisable and vested in full. Any stock options or stock appreciation rights which are not assumed in connection with a Change in Control or exercised prior to the Change in Control will terminate effective as of the time of the Change in Control. In addition, the Committee may provide in any stock award agreement for the acceleration of vesting of the award effective as of the date of the Change in Control and in any performance award agreement for payment of the award to such extent as determined by the Committee.

Termination or Amendment.   The 2003 Plan will continue in effect until the first to occur of (i) its termination by the Committee or (ii) the date on which all shares available for issuance under the 2003 Plan have been issued and all restrictions on such shares under the terms of the 2003 Plan and the agreements evidencing awards granted under the 2003 Plan have lapsed. However, no incentive stock option may be granted under the 2003 Plan after January 22, 2013. The Committee may terminate or amend the 2003 Plan at any time, provided that without stockholder approval the plan cannot be amended to increase the Share Reserve, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law. No termination or amendment may affect any outstanding award unless expressly provided by the Committee, and, in any event, may not adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law.

Summary of Federal Income Tax Consequences of the 2003 Equity Incentive Plan

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the 2003 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options.   A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Participants who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If a participant satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If a participant disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the date of option exercise and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Nonstatutory Stock Options.   Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares purchased. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to us with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. A Participant recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Awards. A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Performance Awards. A participant generally will recognize no income upon the grant of a performance share or performance units award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described under "Stock Awards." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date", will be taxed as capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Options Granted to Certain Persons

The aggregate numbers of shares of Common Stock subject to options granted to certain persons under the 2003 Plan since its inception in January 2003 are as follows: (i) Bruce R. Chizen, President and Chief Executive Officer, zero shares; (ii) Shantanu Narayen, Executive Vice President, Worldwide Products, zero shares; (iii) Murray J. Demo, Senior Vice President and Chief Financial Officer, zero shares; (iv) Jim Stephens, Senior Vice President, Worldwide Sales and Field Operations, zero shares; (v) James J. Heeger, Senior Vice President, Creative Professional Products, zero shares; (vi) all current executive officers as a group, an aggregate of zero shares; (vii) all current directors who are not executive officers as a group, an aggregate of zero shares; and (viii) all employees, including current officers who are not executive officers, as a group, an aggregate of 4,789,601 shares. Since its inception, no options have been granted under the 2003 Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted five percent or more of the total amount of options granted under the 2003 Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued under our existing equity compensation plans as of November 28, 2003, including our 1996 Outside Directors' Stock Option Plan, as amended, 1997 Employee Stock Purchase Plan, and 2003 Plan, as well as outstanding shares remaining under our terminated 1984 Stock Option Plan, as amended, our terminated 1994 Stock Option Plan, our amended 1994 Performance and Restricted Stock Plan, and our terminated 1999 Equity Incentive Plan:

	Equity Compensation Plan Information		
Plan Category(1)	Number of securities to be issued upon of outstanding options(a)	Weighted average exercise price of outstanding options(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by stockholders	42,457,107	$32.80	29,930,261[2]

(1) The information presented in this table excludes options assumed by Adobe in connection with acquisitions of other companies. As of November 28, 2003, 0.01 million shares of our common stock were issuable upon the exercise of these assumed options, at a weighted average exercise price of $6.31 per share.

(2) Includes 14.2 million shares that are reserved for issuance under the 1997 Employee Stock Purchase Plan.

**PROPOSAL 3
STOCKHOLDER PROPOSAL**

The United Brotherhood of Carpenters Pension Fund (the "Fund"), 101 Constitution Avenue, NW, Washington D.C. 20001, the owner of 3,900 shares of our common stock, has requested that we include the following proposal and supporting statement at this year's meeting. The stockholder proposal is quoted verbatim below.

The Board unanimously recommends a vote "against" this stockholder proposal below and asks you to read management's response, which follows the stockholder proposal.

Resolved, that the stockholders of Adobe Systems Incorporated ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a New York Times Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEOs have told their shareholders that options are cost-free.

> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 356 companies are expensing stock options or have indicated their intention to do so. 101 of these companies are S&P 500 companies, representing 39% of the index based on market capitalization. See Bear Stearns Equity Research, Sept. 4, 2003, "More Companies Voluntarily Adopt Fair Value Expensing of EmpIoyee Stock 0ptions."

This Fund, along with other Building Trades' union pension funds, sponsored this expensing proposal last proxy season and received majority votes at 26 companies, including Fluor, Calpine, Georgia-Pacific, U.S. Bancorp, Thermo Electron, Veritas Software, Apple Computer and Kohl's. We urge your support for this important reform.

Vote Required and Board Recommendation

Stockholder ratification of this stockholder proposal requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes have any effect on the outcome of this proposal.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THIS STOCKHOLDER PROPOSAL**

STATEMENT AGAINST STOCKHOLDER PROPOSAL

We believe it would be premature and harmful to Adobe and its stockholders to institute this proposal at this time. Expensing stock options raises many difficult financial and accounting issues that have not yet been resolved within the business and financial community. The finance and accounting professions have not yet reached any kind of a consensus as to how best to value stock options, and the methodologies that currently exist are imprecise. It is premature to change Adobe's accounting practices before the deliberations of the standards-setting bodies have concluded, especially considering the high level of uncertainty and debate. We are committed to adopting whatever rules are officially promulgated by these standards-setting bodies once finalized. We believe that for each company to set its own standards prior to this would lead to financial statements that are misleading and not comparable with those of other companies.

Current accounting rules give companies the choice of accounting for stock options using one of two methods: the "intrinsic value" method, which generally does not result in the recognition of a corporate expense, and the "fair value" method, the method advocated in the proposal, which always results in expense recognition. If a company uses the intrinsic value method, accounting rules also require that the impact of the fair value method be disclosed in the footnotes to its financial statements. While the stockholder notes that certain companies are expensing, or have announced their intention to expense, stock options, based on the data the stockholder provided, over 96% of public companies, including most technology companies and our primary competitors, have ***not*** done so. The vast majority of companies choose to reflect the fair value of stock options in the notes to their financial statements rather than in their income statement and do so in accordance with generally accepted accounting principles.

We believe that the fair value method advocated in this proposal would result in less meaningful and transparent financial information. The true economic impact of stock options on our financial performance would not be accurately reflected using the fair value method, because the non-cash compensation expense of the stock options is recognized regardless of whether a stock option is ultimately exercised. Although the stockholder claims that stock options are "a form of non-cash compensation with value" to employees, its proposal would require us to record a compensation expense for stock options that were forfeited or cancelled before they were exercised and therefore provided no value to the employees. The expense could therefore be substantially different than the actual benefit received by employees.

Expensing stock options also raises several difficult issues regarding the valuation of stock options. The valuation formulas used to determine the value of stock options involve numerous subjective assumptions regarding stock volatility, option terms and interest rates. Consequently, the very few companies that have recently decided to expense stock options have not adopted consistent valuation methods, a process that lends itself to inherently inaccurate and unreliable calculations. Adjusting a few key assumptions, such as volatility or interest rates, can produce enormous differences in valuation. In fact, a study by Sibson Consulting of 1,445 companies over 30 years found that the current method of valuing stock options proved to be very unreliable in predicting the value of options. Only three to five percent of the estimates of actual gains proved accurate years later. Even if all companies were to expense stock options, it would be extremely difficult for stockholders to accurately compare one company's expense against another company's expense because the basis for determining the expense may be very different. At a time when it seems that the public is demanding consistency and transparency in financial reporting and more ease in comparing companies' financial statements, we believe that adopting the stockholder's proposal would have the opposite effect.

We believe that our current accounting treatment adequately informs stockholders of the financial impact of stock options. We do not believe that reflecting the expense related to stock options in our income statement would provide stockholders with any additional useful information. We already provide additional voluntary disclosures regarding stock options that currently exceed the requirements of generally accepted accounting principles and the disclosures provided by other companies in our peer group. For example, we disclose the following metrics in our quarterly and annual financial reports: (i) a detailed analysis of all option activity, including grants, exercises and forfeitures, relating to our executive officers and other employees, (ii) a description of all options exercised and gains realized by our top executive officers, (iii) the number of stock options granted to executive officers, as a percentage of total options granted during the relevant period and (iv) the number of stock options held by our executives both as a percentage of stock options outstanding and shares of common stock outstanding. Moreover, we already disclose in a footnote to our financial statements details regarding the pro forma net earnings and earnings per share as if we had expensed equity-based compensation using the fair value method. We believe that this disclosure adequately informs stockholders of the pro forma expense related to such stock option grants.

We believe that our ability to recruit executives and key employees would be adversely impacted by this proposal. To recruit top candidates for various positions, we compete with a number of highly respected companies—almost none of which expense stock options in their income statement. If we reflected the value of stock options on our income statement as this proposal requests us to do, our financial condition and performance compared to our competitors and other companies could be inaccurately perceived by candidates we recruit. If these candidates are unable to accurately compare the financial condition of our business to that of other companies, they may be less likely to join our company, which could seriously harm our business.

We believe that our ability to motivate and retain our executive leadership and key employees that are necessary to operate our business effectively would also be adversely impacted by this proposal. If we adopted this proposal, we may feel it necessary to reduce our overall equity compensation below competitive levels to lessen the adverse impact on our earnings and financial statements caused by expensing stock options. Our executives or key employees may seek employment elsewhere if they felt that their future equity compensation opportunities with us were less attractive than those offered by our competitors or other companies. Additionally, the adverse impact that this proposal would have on our earnings could create confusion in the market for our common stock, which could cause the stock price to drop. This in turn would reduce the potential dollar value—and therefore the motivation and retention value—of vested and unvested stock options held by existing executives and key employees. This could also cause a loss of executives and key employees, making it more difficult for us to meet our strategic goals and increase stockholder value.

**THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THIS STOCKHOLDER PROPOSAL**

**PROPOSAL 4
STOCKHOLDER PROPOSAL**

The AFSCME Employees Pension Plan ("AFSCME"), 1625 L. Street, N.W., Washington, D.C. 20036, the owner of 2,747 shares of our common stock, has requested that we include the following proposal and supporting statement at this year's meeting. The stockholder proposal is quoted verbatim below.

The Board unanimously recommends a vote "against" this stockholder proposal below and asks you to read management's response, which follows the stockholder proposal.

RESOLVED, that stockholders of Adobe Systems, Inc. ("Adobe") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment, and to report to stockholders regarding the policy before Adobe's 2005 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75% of net after tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

<p style="text-align:center">SUPPORTING STATEMENT</p>

Equity-based compensation makes up a substantial portion of senior executive compensation at Adobe. In fiscal year 2002, CEO Bruce Chizen received cash compensation of $1,156,517, while the stock options he received had a potential future value of $9,159,996 or $21,345,661, depending on the return assumption. Institutional Shareholder Services has calculated that the potential voting power dilution resulting from Adobe's equity compensation plans stands at 20.94%.

Adobe claims that equity-based compensation promotes alignment between executive and stockholder interests. Unfortunately, Adobe's generous equity compensation programs have not translated into meaningful levels of stock ownership. Adobe's most recent proxy statement disclosed that Mr. Chizen owned a paltry 1,906 shares outright, down from the 11,638 shares the 2002 proxy statement reported he owned outright. According to insider transactions reports, in April 2002, he exercised options to buy 150,000 shares and sold them all on the same day; Adobe's most recent proxy statement reported that he realized a gain of $3,905,278 on the sale. We believe that the alignment benefits touted by Adobe are not being realized.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders. A recent report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

In February 2003, Adobe implemented a requirement that directors and certain executives retain 25% of the net shares after payment of taxes and option exercise price for a period of two years, until a particular ownership threshold is reached. We believe this requirement does not go far enough to ensure that equity compensation builds executive ownership, especially in light of the cashless exercise feature, which allows executives to use shares to pay the exercise price and which thus reduces the number of shares owned by the executive following exercise.

We urge stockholders to vote for this proposal.

Vote Required and Board Recommendation

Stockholder ratification of this stockholder proposal requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the meeting. Neither abstentions nor broker non-votes have any effect on the outcome of this proposal.

<p style="text-align:center">THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THIS STOCKHOLDER PROPOSAL</p>

<p style="text-align:center">STATEMENT AGAINST STOCKHOLDER PROPOSAL</p>

A substantially similar stockholder proposal on stock ownership guidelines for our executive officers was considered at last year's annual meeting and was overwhelmingly rejected by our stockholders. The Board continues to believe that our past and current equity compensation policies for our executive officers and directors have been successful in enhancing our ability to attract and retain talented people and in motivating them to build long-term value for our stockholders. We have long believed that option grants in and of themselves help to align executives' interests with yours, because executives benefit from these grants *only after* (i) their options have vested and (ii) our stock price has appreciated from the time they were granted the options. We spend a significant amount of time and effort researching, developing and adopting well thought-out equity compensation programs, including development of our own stock ownership guidelines in 2003. In developing these stock ownership guidelines we used extensive benchmarking, modeling, and consultation with independent third-party compensation experts. A summary of our stock ownership guidelines are provided below.

Not only do our compensation policies align our executives' interests with our stockholders' long-term interests, they are also in line with those of our peer companies. To our knowledge only a small minority of the companies in our compensation benchmarking group have such guidelines for their executives, none more stringent than our own stock ownership guidelines. As a matter of fact, we are aware of only six companies with stock ownership guidelines comparable to those in this stockholder proposal, and these companies are huge multinational companies with sophisticated executive compensation programs including multimillion dollar salaries and bonuses, generous equity compensation packages, including the issuance of restricted stock, deferred compensation and retirement programs that collectively make the high 75% ratio achievable. Our executives' overall compensation packages are modest in comparison and we expect our executives to realize a significant portion of their ongoing compensation through any value gained from the options we grant to them. We believe that the ratio levels suggested by the stockholder would seriously distort our carefully-designed compensation policies for our executives, making us unable to attract and retain the talented executives we need to continue building stockholder value.

As part of our overall corporate governance and compensation practices, we adopted the following stock ownership guidelines for our directors and executive officers in 2003:

The Board believes that:

- Each director should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such director equals or exceeds 4,000 shares.

- The Chief Executive Officer should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following sale of such shares, the total number of Adobe shares held by the Chief Executive Officer equals or exceeds 150,000 shares.

- Each Executive Vice President and the Chief Financial Officer should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Executive Vice President or the Chief Financial Officer equals or exceeds 50,000 shares.

- Each Senior Vice President should hold twenty-five percent (25%) of the net shares acquired (after deducting shares sold to cover the exercise price and withheld taxes; excludes shares acquired through Adobe's Employee Stock Purchase Plan) from Adobe for two years unless, following the sale of such shares, the total number of Adobe shares held by such Senior Vice President equals or exceeds 25,000 shares.

All of our executive officers and directors met or exceeded these stock ownership guidelines in fiscal 2003.

Based on our extensive research and modeling, we believe that the retention ratio we have chosen closely approximates benchmarked guidelines in effect for other equivalently-sized companies. We have struck what we believe to be the right balance between allowing our executives to realize value from their options and ensuring that they have a significant equity stake in our future. We believe that our past and current equity compensation policies for our executive officers and directors have been responsibly implemented and that the stock ownership guidelines we have in place further align the interests of our executive officers and directors with your long-term interests, while still allowing us to use equity as an incentive rather than a hindrance to our recruiting and retention efforts. If the stock ownership guidelines suggested by the stockholder were adopted, we believe that we would be unable to recruit and retain talented executives, which would ultimately be detrimental to the long-term interests of our stockholders.


THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THIS STOCKHOLDER PROPOSAL

PROPOSAL 5
RATIFICATION OF APPOINTMENT OF AUDITORS


The Audit Committee has selected KPMG LLP as Adobe's independent auditors for fiscal 2004, and urges you to vote for ratification of KPMG's appointment. KPMG has audited Adobe's financial statements since fiscal 1983. Although we are not required to seek your approval of this appointment, it is customary practice to do so. No determination has been made as to what action the Audit Committee and the Board would take if you fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent audit firm if the Audit Committee concludes such a change would be in the best interests of Adobe and our stockholders. We expect representatives of KPMG to be present at the meeting and available to respond to appropriate questions by stockholders; they will have the opportunity to make a statement if they so desire.

Vote Required and Board Recommendation

Stockholder ratification of KPMG as our independent auditors requires the affirmative vote of holders of a majority of the shares present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a negative vote. Broker non-votes will have no effect on the outcome of this proposal.


THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL


Audit Fees

During fiscal years 2003 and 2002, we retained our independent auditor, KPMG, to provide services in the following categories and amounts:

Fee Category	2003	2002
Audit Fees	$1,561,100	$1,393,054
Audit Related Fees	$ 0	$ 79,700
Tax Fees	$ 617,500	$ 615,620
All Other Fees	$ 114,200	$ 0
Total All Fees	$2,292,800	$2,088,374

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. This category includes fees for due diligence related to an acquisition.

Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to the preparation and review of federal, state and international tax returns and assistance with tax audits.

All Other Fees consist of international executive tax return preparation services and information system testing services.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of KPMG and has concluded that it is.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by the independent auditors during the fiscal year. The Audit Committee pre-approves services by authorizing specific projects within the categories outlined above, subject to the budget for each category. The Audit Committee's charter delegates to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, and the Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The aggregate amount of services related to *Audit-Related Fees*, *Tax Fees* or *All Other Fees* described above that was approved by the Audit Committee pursuant to the waiver of pre-approval provisions set forth in the applicable rules of the SEC represented approximately 4% of the total amount of fees paid by Adobe to KPMG during the fiscal year.

For more information on KPMG, please see the "Report of the Audit Committee" below.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee's role includes the oversight of our financial, accounting and reporting processes, our system of internal accounting and financial controls and our compliance with related legal and regulatory requirements, the appointment, engagement, termination and oversight of our independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of our annual audit, overseeing the independent auditors' audit work, reviewing and pre-approving any audit and non-audit services that may be performed by them, reviewing with management and our independent auditors the adequacy of our internal financial controls, and reviewing our critical accounting policies and the application of accounting principles. The Audit Committee held eleven meetings during fiscal 2003.

Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the SEC for audit committee membership and is an "independent director" within the meaning of the Nasdaq listing standards. In December 2003, the Board approved revisions to the Audit Committee Charter to reflect new rules and standards set forth in certain SEC regulations as well as changes to the Nasdaq listing standards. A copy of the revised Audit Committee Charter is attached hereto as **Exhibit A**.

We have reviewed and discussed with KPMG matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). We have received from the auditors a formal written statement describing the relationships between the auditor and Adobe that might bear on the auditor's independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). We have discussed with KPMG matters relating to its independence, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with the auditors' independence.

We have reviewed and discussed with management and KPMG the audited financial statements. We discussed with KPMG and Adobe's internal auditors the overall scope and plans of their audits. We met with KPMG, with and without management present, to discuss results of their examinations, their evaluation of Adobe's internal controls, and the overall quality of Adobe's financial reporting.

Based on the reviews and discussions referred to above and our review of Adobe's audited financial statements for fiscal 2003, we recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended November 28, 2003, for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

James E. Daley
Robert Sedgewick
Delbert W. Yocam

ANNUAL REPORT

Accompanying this proxy statement is Adobe's Annual Report for fiscal 2003. The Annual Report contains audited financial statements covering our fiscal years ended November 28, 2003, November 29, 2002 and November 30, 2001.

CORPORATE GOVERNANCE

We believe in sound corporate governance practices and have adopted formal Corporate Governance Guidelines to enhance our effectiveness. You can access our corporate governance materials, including our Corporate Governance Guidelines, on our website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html*.

Code of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller and certain other finance executives, which is a "code of ethics" as defined by applicable rules of the SEC. This Code of Ethics is publicly available on Adobe's website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html*. If we make any amendments to this Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Corporate Controller or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our Adobe's website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html* or in a report on Form 8-K filed with the SEC.

Code of Business Conduct

We have also adopted a Code of Business Conduct applicable to all officers, directors and employees as required by Nasdaq listing standards. This Code of Business Conduct includes an enforcement mechanism, and any waivers for directors or officers must be approved by the Board and disclosed in a Form 8-K within five days. This Code of Business Conduct is publicly available on Adobe's website at *www.adobe.com/aboutadobe/invrelations/corpgovern.html*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows how much of our common stock is owned as of March 1, 2004 by each entity or person who is known to own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group.[1] As of March 1, 2004, 238,573,359 shares of our common stock were outstanding.

Beneficial Owner	Number of Shares	Percent of Totals
Barclays Private Bank Limited .... 59/60 Grosvenor Street London, WIX 9DA England	23,888,695[2]	10.01%
PRIMECAP Management Company .... 225 South Lake Ave., Suite 400 Pasadena, CA 91101-3005	22,614,281[3]	9.48
FMR Corp. .... 82 Devonshire Street Boston, MA 02109	20,520,370[4]	8.60
Bruce R. Chizen	2,135,578[5]	*
Murray J. Demo	902,473[6]	*
James J. Heeger	253,984[7]	*
Shantanu Narayen	1,119,798[8]	*
Jim Stephens, Jr.	568,288[9]	*
Carol Mills Baldwin	114,000[10]	*
Michael R. Cannon	12,500[11]	*
James E. Daley	57,000[12]	*
Charles M. Geschke	681,681[13]	*
Colleen M. Pouliot	76,260[14]	*
Robert Sedgewick	154,600[15]	*
John E. Warnock	1,348,249[16]	*
Delbert W. Yocam	120,000[17]	*
All directors and current executive officers as a group (18 persons) ..	9,743,010[18]	3.96

* Less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 238,573,359 shares outstanding on March 1, 2004, adjusted as required by rules promulgated by the SEC.

(2) Of the 23,888,695 shares attributed to Barclays Private Bank Limited ("Barclays Private") it has sole voting power over 21,318,251 of the shares and sole dispositive power over 21,330,551 shares. Additionally, of the 23,888,695 shares attributed to Barclays Private, 18,887,461 shares are held by

Barclays Global Investors, NA which has sole voting and dispositive power over 16,335,325 shares; 1,329,059 shares are held by Barclays Global Fund Advisors which has sole voting and dispositive power over 1,323,051 shares; 3,470,479 shares are held by Barclays Global Investors, Ltd which has sole voting power over 3,458,179 shares and sole dispositive power over all such shares; 160,321 shares held by Barclays Global Investors Japan Trust and Banking Company Limited which has sole voting and dispositive power over all such shares; 9,500 shares held by Barclays Life Assurance Company Limited which has sole voting and dispositive power over all such shares; and 31,875 shares held by Barclays Capital Securities Limited which has sole voting and dispositive power over all such shares. This information was provided pursuant to Schedule 13G and is as of January 31, 2004.

(3) Of the 22,614,281 shares attributed to PRIMECAP Management Company, it has sole voting power over 2,440,081 shares and sole dispositive power over all 22,614,281 shares. These shares include 18,098,000 shares attributed to Vanguard PRIMECAP Fund, which has sole voting power and shared dispositive power over all 18,098,000 shares. This information was provided pursuant to Schedule 13G and is as of December 31, 2003.

(4) Of the 20,520,370 shares attributed to FMR Corp., it has sole voting power over 706,906 shares and sole dispositive power of all 20,520,370 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III and Abigail P. Johnson by virtue of their positions, Chairman and Director, respectively, and ownership interests in FMR Corp. This information was provided pursuant to Schedule 13G and is as of February 16, 2004.

(5) Consists of 20,882 shares held by the Chizen Trust, of which Mr. Chizen is a trustee, and 2,114,696 shares issuable upon exercise of outstanding options held by Mr. Chizen exercisable within 60 days of the date of this table.

(6) Includes 883,705 shares issuable upon exercise of outstanding options held by Mr. Demo exercisable within 60 days of the date of this table.

(7) Includes 252,083 shares issuable upon the exercise of outstanding options held by Mr. Heeger exercisable within 60 days of the date of this table.

(8) Consists of 19,082 shares held by the Narayen Family Trust, of which Mr. Narayen is a trustee, and 1,100,716 shares issuable upon exercise of outstanding options held by Mr. Narayen exercisable within 60 days of the date of this table.

(9) Includes 552,708 shares issuable upon the exercise of outstanding options held by Mr. Stephens exercisable within 60 days of the date of this table.

(10) Includes 110,000 shares issuable upon the exercise of outstanding options held by Ms. Baldwin exercisable within 60 days of the date of this table.

(11) Includes 12,500 shares issuable upon the exercise of outstanding options held by Mr. Cannon exercisable within 60 days of the date of this table.

(12) Includes 55,000 shares issuable upon the exercise of outstanding options held by Mr. Daley exercisable within 60 days of the date of this table.

(13) Consists of 571,681 shares held by the Geschke Family Trust, of which Dr. Geschke is a trustee, and 110,000 shares issuable upon the exercise of outstanding options held by Dr. Geschke exercisable within 60 days of the date of this table.

(14) Consists of 46,260 shares held by the Pouliot Family Trust, of which Ms. Pouliot is a trustee, and 30,000 shares issuable upon the exercise of outstanding options held by Ms. Pouliot exercisable within 60 days of the date of this table.

(15) Includes 600 shares held by Dr. Sedgewick's minor children, as to all of which Dr. Sedgewick disclaims beneficial ownership, and 150,000 shares issuable upon exercise of outstanding options held by Dr. Sedgewick exercisable within 60 days of the date of this table.

(16) Includes 22,400 shares held by trusts for the benefit of Dr. Warnock's children, over which he shares voting and investment power with his spouse and Charles M. Geschke, and 70,000 shares issuable upon the exercise of outstanding options held by Dr. Warnock exercisable within 60 days of the date of this table.

(17) Includes 110,000 shares issuable upon the exercise of outstanding options held by Mr. Yocam exercisable within 60 days of the date of this table.

(18) Includes 7,699,407 shares issuable upon exercise of outstanding options held by directors and current executive officers exercisable within 60 days of the date of this table. See also Notes 5 through 17.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides information about the compensation for our last three fiscal years (2003, 2002, and 2001) of our Chief Executive Officer, plus our four other most highly compensated executive officers as of the end of fiscal 2003. This group is referred to in this proxy statement as the Named Executive Officers.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | Long-Term Compensation Awards | All Other Compensation(2) |
		Salary	Bonus(1)	Securities Underlying Options	
Bruce R. Chizen	2003	$900,000	$941,850	0	$ 6,274
President and Chief Executive	2002	874,999	233,113	850,000	48,405
Officer	2001	820,834	308,663	850,000	32,113
Shantanu Narayen	2003	492,493	377,946	0	8,808
Executive Vice President,	2002	467,500	108,675	500,000	5,830
Worldwide Products	2001	456,253	126,535	500,000	6,472
Murray J. Demo	2003	436,493	334,975	0	6,285
Senior Vice President and Chief	2002	420,000	85,588	500,000	6,263
Financial Officer	2001	405,000	94,331	350,000	6,470
Jim Stephens	2003	390,505	288,758	0	6,274
Senior Vice President, Worldwide	2002	356,458	66,150	300,000	6,172
Sales and Field Operations	2001	304,036	82,722	300,000	5,520
James J. Heeger(3)	2003	355,004	229,626	0	6,456
Senior Vice President, Creative	2002	283,813	42,000	550,000	5,918
Professional Products	2001	N/A	N/A	N/A	N/A

(1) The amounts shown in this column include payments under our Profit Sharing Plan*, in which all employees of the Company participated, as follows:

Profit Sharing Plan Payments

Name	2003	2002	2001
Bruce R. Chizen	$88,875	$38,250	$39,583
Shantanu Narayen	48,644	20,250	19,375
Murray J. Demo	43,113	18,450	16,250
Jim Stephens	38,569	16,200	14,251
James J. Heeger	35,063	15,750	N/A

* See "Report of the Executive Compensation Committee—Compensation Components" for a description of the Profit Sharing Plan.

(2) The amounts disclosed in this column for fiscal 2003, 2002 and 2001 include life insurance premiums, the dollar value of the remainder of the life insurance premiums, disability insurance premiums, our contributions

under our 401(k) Retirement Savings Plan, physical exam, and for Mr. Chizen, distributions in connection with his partnership interest in Adobe Incentive Partners, L.P. ("AIP"), all as described below:

All Other Compensation

Name	Year	Life Insurance Premiums	Remainder Value of Insurance Premiums	Company 401(k) Contributions	Physical Exam	AIP Distributions(a)	Total All Other Compensation
Bruce R. Chizen	2003	$ 274	0	$6,000	$ 0	$ 0	$ 6,274
	2002	1,410	$7,820(b)	5,500	1,600	32,075	48,405
	2001	9,614	8,948	5,100	1,448	7,003	32,113
Shantanu Narayen	2003	285	0	6,000	2,523	N/A	8,808
	2002	330	0	5,500	0	N/A	5,830
	2001	330	0	5,100	1,042	N/A	6,472
Murray J. Demo	2003	285	0	6,000	0	N/A	6,285
	2002	600	0	5,500	163	N/A	6,263
	2001	600	0	5,100	770	N/A	6,470
Jim Stephens	2003	274	0	6,000	0	N/A	6,274
	2002	672	0	5,500	0	N/A	6,172
	2001	420	0	5,100	0	N/A	5,520
James J. Heeger	2003	456	0	6,000	0	N/A	6,456
	2002	418	0	5,500	0	N/A	5,918
	2001	N/A	N/A	N/A	N/A	N/A	N/A

(a) Consists of distributions of cash and stock made in connection with Mr. Chizen's partnership interest in AIP. Stock distributions are calculated using the number of shares distributed to Mr. Chizen at the stock's current market value on the date of distribution. Mr. Chizen was the only Named Executive Officer who held a partnership interest in AIP during fiscal 2002 and 2001. Amount paid out in fiscal 2002 includes $10,034 received upon liquidation of the partnership in November 2002.

(b) Split-dollar life insurance policy has been terminated.

(3) Mr. Heeger became an executive officer and employee of Adobe on February 11, 2002.

Stock Options

No option grants were made to our Named Executive Officers in fiscal 2003.

Stock Option Exercises and Holdings

The following table shows stock options exercised by the Named Executive Officers in fiscal 2003, including the total value of gains on the date of exercise based on actual sale prices or on the closing price that day if the shares were not sold that day, in each case less the exercise price of the stock options. In addition, the number of shares covered by both exercisable and non-exercisable stock options, as of November 28, 2003, is shown. Also reported are the values for "In-the-Money" options. The dollar amounts shown in the "In-the-Money" column represent the positive spread between the exercise price of any such existing stock options and the closing price of our common stock as of November 28, 2003.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at November 28, 2003		Value of Unexercised In-the-Money Options at November 28, 2003(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bruce R. Chizen	350,000	$4,246,000	1,853,239	956,252	$6,791,996	$13,845,170
Shantanu Narayen	310,150	4,443,441	947,589	548,961	4,200,383	7,927,622
Murray J. Demo	243,325	4,124,788	758,706	498,961	2,226,070	7,218,842
Jim Stephens	241,666	2,672,236	508,958	338,544	1,754,895	4,879,326
James J. Heeger	0	0	179,166	370,834	1,401,540	3,742,960

(1) The "value realized" represents the total value of gains on the date of exercise based on actual sale prices or on the closing price that day if the shares were not sold that day, in each case less the exercise price of the stock options.

(2) Option values are based on the closing price of our common stock on November 28, 2003 of $41.31, as reported by the Nasdaq National Market.

Severance and Change-in-Control Arrangements

Change-in-Control Arrangements

In December 2000, we entered into a new retention agreement with Bruce Chizen, which provides for certain cash payments (as described below) in the event of termination of his employment following a change in control of Adobe. Adobe has also entered into retention agreements with certain other executive officers, including: Murray Demo, Melissa Dyrdahl, Bryan Lamkin, Shantanu Narayen, Jim Stephens, and Theresa Townsley. Retention agreements with the above individuals provide for certain cash payments (as described below) in the event of termination of such individuals' employment following a change in control of Adobe.

In December 2001, we adopted our U.S. Executive Severance Plan ("Severance Plan") which covers any executive officers not covered by an individual retention plan. Currently, three of our executive officers are covered by the Severance Plan: Karen Cottle, James Heeger, and Ivan Koon.

As used in the retention agreements mentioned above and the Severance Plan (collectively, the Agreements), a "change in control" is defined as: (i) the beneficial ownership of 30% or more of the combined voting power of Adobe's securities by any person or entity; (ii) when Incumbent Directors (as defined in the Agreements) cease to constitute a majority of the Board of Directors; (iii) a merger or consolidation involving Adobe or one of our subsidiaries and our stockholders prior to such transaction own less than 50% of the combined voting power of Adobe (or the resulting entity) after the transaction; (iv) the sale, liquidation or distribution of all or substantially all of the assets of Adobe; or (iv) a "change in control" within the meaning of Section 280G of the Code. If, within two years after a change in control (the Covered Period), the executive's employment is terminated without Cause, or if the executive resigns for Good Reason or Disability (all as defined in the Agreements) (an "Involuntary Termination"), such executive officer will receive a cash severance payment as follows:

(1) earned but unpaid salary and the cash equivalent for accrued but unused Personal Time Off through the date of termination; plus, (2) pro rata portion of the annual bonus for the year in which termination occurs (calculated on the basis of the officer's target bonus and on the assumption that all performance targets have been or will be achieved); plus, (3) an amount equal to the product of (i) the sum of the officer's Reference Salary and Reference Bonus (as defined in

the Agreements), multiplied by (ii) two plus one-twelfth for each year of completed service with the Company (not in excess of twelve years) (the "Severance Multiple").

For Mr. Chizen, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of the change in control. For all other executive officers, all outstanding options, performance grants and restricted stock awards will accelerate and vest 100% on the date of his/her Involuntary Termination during the Covered Period. Also, the exercise period of all such options will be extended to twelve months from termination. A change in control will not alter the payout provisions of the 1994 Performance and Restricted Stock Plan.

In addition, executive officers with retention agreements, including the Chief Executive Officer, will receive continued medical, dental, vision and life insurance coverage for himself or herself and dependents for a period of years equal to the Severance Multiple; for those individuals covered by the Severance Plan, the executive officer will receive COBRA premium payments up to the legal limit for such coverage, or for the period of years equal to the executive officer's Severance Multiple, whichever is less. If an executive officer covered by the Severance Plan becomes covered under another employer's group health plan (other than a plan which imposes a pre-existing condition exclusion which applies to the executive officer) during this applicable period of COBRA continuation coverage, our COBRA premium payments will cease.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended requires our executive officers and directors, and any person or entity who own more than ten percent of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive Officers, directors and stockholders who hold more than ten percent of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them.

Based solely on review of this information, including written representations from our executive officers and directors that no other reports were required, we believe that, during the 2003 fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were met except as follows: our directors, Drs. Geschke, Sedgewick and Warnock, and Ms. Baldwin, Mr. Daley, Ms. Pouliot and Mr. Yocam, each inadvertently filed a Form 4 covering their automatic grant one day late due to administrative error; and Mr. Koon inadvertently filed a Form 4 one day late due to administrative error.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee of the Board sets and administers the policies governing annual compensation of executive officers, including cash compensation and equity compensation programs. The Executive Compensation Committee consists of three directors, each of whom is an independent director within the meaning of the Nasdaq listing standards. The Executive Compensation Committee held seven meetings during fiscal 2003.

Compensation Policies

We operate in the competitive and rapidly changing high technology environment. The goals of our executive compensation program are to inspire executives to achieve our business objectives in this environment, to reward them for their achievement, to foster teamwork, and to attract and retain executive officers who contribute to our long-term success. During fiscal 2003, we used salary and bonus strategies to meet these goals.

Our philosophy and guiding principle is to provide compensation levels that are comparable to those offered by other leading high technology companies. We aim to align the interests of our officers with the long-term interests of our stockholders through stock-based compensation. Due to the initiation of a stock option exchange program in fiscal 2003, we did not issue stock-based compensation to most of our employee base during the fiscal year. Although our executive officers did not participate in the stock option exchange program, we made a determination to postpone any issuances of stock-based compensation awards to executive officers until after our stock option exchange program was completed in December 2003. We continue to believe in the importance of stock-based compensation and plan to recommence our stock-based compensation to our executive officers in fiscal 2004.

We also believe that a substantial portion of each of our executive's compensation should be in the form of an incentive bonus. Receipt of this bonus is generally contingent upon our achievement of certain revenue and operating profit levels and, for officers who lead business units, on their respective business unit revenue results. For a business unit head to receive bonus, corporate revenue and operating profit targets must be met. We retain the authority to alter the bonus amounts on the basis of qualitative factors and long-term as well as short-term operating results.

We have considered the potential impact of Section 162(m) of the Code adopted under the Federal Reconciliation Act of 1993. This law disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year paid to Named Executive Officers, unless compensation is commission or performance-based. Any options or performance awards as well as certain restricted stock awards granted under our 2003 Plan will qualify as exempt performance-based compensation. Mr. Chizen's targeted and actual cash compensation in fiscal 2003 exceeded the $1 million threshold, and his targeted cash compensation in fiscal 2004 will also exceed this threshold. Accordingly, Section 162(m) limited the tax deduction available to us in fiscal 2003, and this tax deduction limitation will continue in fiscal 2004 if a significant portion of his targeted cash compensation is achieved. However, we believe this limitation was and will continue to be immaterial. Our policy is to qualify to the maximum extent possible our executives' compensation for deductibility under applicable tax laws and to the extent consistent with our compensation objectives**.**

Compensation Components

Annual Compensation. We determine the salary portion of our executive officers' compensation, including that of the Chief Executive Officer, annually in part by reference to multiple surveys of high technology companies we view as our peers. For each comparative survey, we correlate each of our executive officers to the position described in the survey that most accurately represents the officer's position with Adobe by content, organizational level and revenue. Taking into account the officers' levels of responsibility and our past performance, we target a median or slightly higher percentile as stated by the survey in determining the base salary initially established for each executive officer. As executives mature in their respective positions, we target a higher percentile competitive base salary.

A substantial portion of the annual compensation for our executive officers is paid in the form of an incentive bonus, which typically comprises a greater portion of an officer's potential total compensation as the executive's level of responsibility increases. The bonus is computed as a percentage of base salary, which is established by the Board. In fiscal 2003, the target level of bonus equaled or exceeded 50% of salary for each of the Named Executive Officers. The percentage target of each bonus was determined by reference to the management incentive bonus program, which contains corporate targets specifically tied to corporate revenue and operating profit levels, and for certain officers, business unit revenue, on a quarterly basis. In addition, the Chief Executive Officer also sets individual quarterly goals for executive officers who are not business unit heads. We may alter the incentive payout based on such factors as achievement of publicly announced targets, product milestones, strategic goals, cross-functional teamwork and collaboration, and unforeseen changes in the economy and/or geopolitical climate. We did not assign weights to each of these factors. In fiscal 2003, we determined incentive bonuses on a quarterly basis. Starting in fiscal 2004, incentive bonuses will be awarded to executive officers on an annual basis. In 2002, we authorized an annual bonus pool of $60,000 that may be awarded by the Chief Executive Officer to other executive officers as special recognition bonuses. Six such bonuses, for an aggregate of approximately $49,338, were awarded in fiscal 2003.

Our executive officers also participated with all of Adobe's employees in our corporate profit sharing plan, under which a target bonus of up to 10% of each employee's base salary, payable quarterly, is awarded on the basis of operating profit.

Long-term Incentive Compensation. In fiscal 2003, we did not issue any stock-based compensation to our executive officers as a result of the stock option exchange program we initiated in fiscal 2003, as described in more detail above. Historically, we have used stock options to inspire and retain executive officers for the long-term and have also awarded restricted stock. In fiscal 2004, we plan to recommence our stock-based compensation program for our executive officers. We believe that these incentives closely align the officers' interests with those of stockholders in building share value. As part of our overall corporate governance and compensation practices, the Board adopted stock ownership guidelines for our directors and executive officers that we believe will further align the officers' interests with the stockholders' long-term interests, as further described in Proposal 4. In the past, we have also awarded limited partnership units in an internal limited partnership, Adobe Incentive Partners, to executives we deemed critical to our venture investing activities. However, this partnership was liquidated in November 2002.

Options are typically granted annually, although supplemental options are granted occasionally. All options are subject to vesting provisions to encourage officers to remain employed with Adobe. We award executive officer stock options based upon each officer's relative position, responsibilities and performance over the previous fiscal year and the officer's anticipated future performance, potential and responsibilities. We also review prior option grants to each officer and to other members of senior management, including the number of shares that continue to be subject to vesting under their respective outstanding options, in setting the size of options to be granted to the executive officers. In addition, we use data compiled by an independent compensation consulting firm on stock options granted by comparable companies based on industry and revenue. We grant stock options with an exercise price per share equal to the market price of our common stock on the date of grant.

Chief Executive Officer Compensation

Mr. Chizen's base salary remained unchanged for fiscal 2003. His target bonus incentive was increased to 85% beginning fiscal 2003. In fiscal 2003, Mr. Chizen's target bonus was based on corporate revenue and operating profit. Adobe achieved a level of corporate revenue and operating profit for fiscal 2003 that resulted in a payout to Mr. Chizen of $835,762 under his target bonus incentive. Mr. Chizen also received profit sharing payments of $88,875 as part of our corporate profit sharing plan described above. We also approved an additional bonus amount to Mr. Chizen of $17,213, which was tied to overall Company performance for the year.

Mr. Chizen received no stock-based compensation in fiscal 2003 as a result of the stock option exchange program we initiated in fiscal 2003, as described in more detail above.

EXECUTIVE COMPENSATION COMMITTEE

Carol Mills Baldwin
Robert Sedgewick
Delbert W. Yocam

EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

The members of the Executive Compensation Committee are set forth in the preceding section. There are no members of the Executive Compensation Committee who were officers or employees of Adobe or any of its subsidiaries during the fiscal year, were formerly officers of Adobe, or had any relationship otherwise requiring disclosure hereunder.

DIRECTOR COMPENSATION

Prior to December 1, 2003, Directors who were not employees of Adobe received annual retainers of $24,000, meeting fees of $1,500 for each Board meeting and $1,000 for each Committee meeting (except Audit Committee meetings) they attended. The Audit Committee Chairman received $4,000 (up to $24,000 per year), and other Audit Committee members received $2,000 (up to $12,000 per year), for each Audit Committee meeting they attended. We paid no fees for Board or Committee telephonic meetings lasting less than one hour. Beginning December 1, 2003, the annual Board retainer was increased to $30,000. We have eliminated Board meeting fees and have replaced Committee meeting fees with Committee annual retainers as follows: Audit Committee—Chairman $20,000, members $10,000; Executive Compensation Committee—Chairman $10,000, members $5,000; Investment Committee—Chairman and members $5,000; Nominating and Governance Committee— Chairman $10,000, members $5,000. Directors are also entitled to reimbursement of reasonable travel expenses associated with Board and Committee meetings as well as costs and expenses incurred in attending director education programs and other Company-related seminars and conferences.

In addition, prior to December 1, 2003, each non-employee director was automatically granted a stock option, under Adobe's 1996 Outside Directors' Stock Option Plan (the "Outside Directors' Plan"), to purchase 40,000 shares of our common stock at a price per share equal to the closing price of our common stock on the grant date. Beginning December 1, 2003, the annual grant to such non-employee director was reduced to 25,000 shares. These options are granted on the day after our annual meeting of stockholders and they are subject to vesting provisions as described below. Prior to December 1, 2003, new non-employee directors joining the Board automatically received an initial option grant to purchase 60,000 shares of our common stock under the Outside Directors' Plan, subject to the same vesting terms, on the day they become a director, but did not receive an annual grant in connection with their initial annual meeting as a director. Beginning December 1, 2003, such initial grant was reduced to 50,000 shares.

Options granted under the Outside Directors' Plan vest and become exercisable at a rate of 25% on the day immediately preceding each of the first and second annual meetings following the date of grant and the remaining 50% on the day immediately preceding the third annual meeting following the date of grant. In the event of any merger, reorganization, or sale of substantially all of Adobe's assets in which there is a change in control of Adobe, all option shares become immediately and fully vested. Appropriate adjustments are made to any outstanding options in the event of a stock dividend, stock split, or other change in the capital structure of Adobe.

Holders of options granted under the Outside Directors' Plan may only exercise the options once they vest. Options are generally no longer exercisable three months after termination of director status (except in the case of termination due to death or disability). In the event of a change of control, any unexercisable portion of an option becomes fully exercisable thirty days prior to the transaction resulting in a change of control. If the option is not assumed or substituted by the acquiring company, it will terminate to the extent it is not exercised on or before the date of such a transaction.

We have adopted stock ownership guidelines for our executive officers and members of the Board of Directors. Under these guidelines, each non-employee director should hold twenty-five percent (25%) of the net shares acquired from Adobe for two years unless, following the sale of such shares, the total number of shares held by him or her exceeds 4,000 shares. For purposes of this discussion, an "acquired share" includes shares of vested restricted stock and shares issued from the exercise of vested options. "Net shares acquired" means shares remaining after deducting shares sold to cover the exercise price and withheld taxes. Shares that count toward the minimum share ownership include shares owned outright or beneficially owned and shares issued from the exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into indemnity agreements with certain officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party to by reason of his or her position as a director, officer or other agent of Adobe, and otherwise to the full extent permitted under Delaware law and our Amended and Restated Bylaws. See also "Severance and Change-in-Control Arrangements" above.

PERFORMANCE GRAPH

Five-Year Stockholder Return Comparison

In accordance with SEC rules, the following table shows a line-graph presentation comparing cumulative, five-year stockholder returns on an indexed basis with a broad equity market index and either a published industry index or an index of peer companies selected by Adobe. We have selected the Standard & Poor's 500 Index ("S&P 500 Index") for the broad equity index for the five fiscal year period commencing November 27, 1998 and ending November 28, 2003. In previous years we had selected the JP Morgan H&Q Technology Index ("H&Q Index") as our industry index for comparison. The H&Q Index is no longer available, so we have selected S&P Software & Services Index as our industry index to replace the H&Q Index. Because the H&Q Index has been discontinued, we are unable to provide a chart showing what the returns would have been compared with that index. The stock price information shown on the graph below is not necessarily indicative of future price performance.

Although including a stock performance graph in this proxy statement seems to suggest that executive compensation should be based on stock performance alone, the Executive Compensation Committee considers many factors in determining compensation, including our operating results, overall profitability, revenue from certain identified products, new product development, increase in market share and growth in stockholders' equity. See "Report of the Executive Compensation Committee."



Comparison of Five Year Cumulative Total Return*

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*   Assumes $100 invested on November 27, 1998 in our common stock, the S&P 500 Index and the S&P Software & Services Index, with reinvestment of dividends.

For each reported year, our reported dates are the last trading dates of our fiscal year (which ends on the Friday closest to November 30), and the S&P 500 and S&P Software & Services indice dates are the last trading date of November.

HOUSEHOLDING OF PROXY MATERIALS

In December 2000, the SEC enacted a new rule that allows multiple stockholders residing at the same address the convenience of receiving a single copy of proxy statements, annual reports and other stockholder information if they consent to do so. This is known as "householding." This allows us to save money by reducing the number of documents we must print and mail, and helps protect the environment as well.

Householding is available to both registered stockholders (i.e., those stockholders with certificates registered in their name) and streetname holders (i.e., those stockholders who hold their shares through a brokerage).

Registered Stockholders

If you are a registered stockholder and have consented to our mailing of proxy statements, annual reports and other stockholder information only to one account in your household, as identified by you, we will deliver or mail a single copy of annual reports or proxy statements for all registered stockholders residing at the same address. We will continue to separately mail a proxy card for each registered stockholder account. Your consent will be perpetual unless you revoke it, which you may do at any time by calling our transfer agent, Computershare Investor Services, LLC ("Computershare") at 877-360-5348 (toll free), or writing to Computershare Investor Services, Attn: Proxy Unit, P.O. Box 1878, Chicago, IL 60690-1878. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. If you only received one copy of these proxy materials at a shared address with more than one registered holder, you may also request a separate copy of this proxy statement or the accompanying Annual Report by contacting Computershare who will promptly deliver the requested copy.

Registered stockholders who have not consented to householding will continue to receive copies of annual reports or proxy statements for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in householding and receive only a single copy of annual reports or proxy statements for all registered stockholders residing at the same address by contacting Computershare as outlined above.

Streetname Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

OTHER MATTERS

We are not aware of any other matters to be submitted for consideration at this meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card will vote the shares they represent using their best judgment.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the 2005 annual meeting, we must receive the proposal at our principal executive offices, addressed to the Secretary, not later than November 18, 2004. In addition, stockholder business that is not intended for inclusion in our proxy materials may be brought before the annual meeting so long as we receive notice of the proposal in compliance with the requirements set forth in our Amended and Restated Bylaws, addressed to the Secretary at our principal executive offices, not later than November 18, 2004.



Karen O. Cottle
Senior Vice President, General Counsel & Secretary

March 12, 2004
San Jose, California

Appendix A

ADOBE SYSTEMS INCORPORATED

Charter of the Audit Committee of the
Board of Directors

I. STATEMENT OF POLICY

This Charter specifies the scope of the responsibilities of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Adobe Systems Incorporated (the "Company") and the manner in which those responsibilities shall be performed, including its structure, processes and membership requirements.

The primary purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee management's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls and the Company's compliance with related legal and regulatory requirements. The Committee shall also review the qualifications, independence and performance of the public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work or performing other review or attest services to the Company as required under the federal securities laws (the "Independent Auditor") and shall approve the appointment and terms of engagement of, and retain and oversee the Company's Independent Auditor. The Committee shall prepare any reports required by the Committee under rules of the Securities and Exchange Commission (the "SEC"). The Committee shall regularly report its activities to the Board.

The Company shall provide appropriate funding as determined by the Committee to permit the Committee to perform its duties under this Charter and to compensate its advisors. The Committee, at its discretion, has the authority to initiate special investigations, and if appropriate, hire special legal, accounting or other outside advisors or experts to assist the Committee, to fulfill its duties under this Charter. The Committee may also perform such other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

The Committee's role is one of oversight. The Company's management is responsible for preparing the Company's financial statements and providing all required certifications relating to those financial statements; the Independent Auditor is responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is relying on information provided by the Company's management and the Company's Independent Auditor. The Committee is not responsible for providing any expert or special assurance nor any guarantee as to the accuracy or completeness of the Company's financial statements or other public disclosure, nor is the Committee providing any professional certification as to the work of the Independent Auditor.

II. ORGANIZATION AND MEMBERSHIP REQUIREMENTS

The Committee's composition and qualifications shall meet the rules and requirements of NASDAQ as well as laws and regulations applicable to Audit Committees.

The Committee shall be comprised of three or more directors, none of whom shall:

- accept any compensation from the Company, other than for board or committee service

- be an affiliated person of the Company or any subsidiary of the Company

- not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the prior three years

Each member of the Committee shall meet the independence, experience and financial literacy requirements of NASDAQ and other applicable laws and regulations. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The members of the Committee shall be appointed by the Board taking into account the recommendation of the Nominating and Governance Committee and shall serve until their successors shall be duly elected and qualified or their earlier resignation or removal by the Board. Any member of the Committee may be replaced by the Board. Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee may form and delegate authority to subcommittees when appropriate, or to one or more members of the Committee. The Committee shall meet with management, the chief internal auditor, the general counsel and the Independent Auditor in separate executive sessions as appropriate. The Committee shall meet with the Independent Auditor and management to review the Company's financial statements and financial reports contained in the Company's annual and quarterly reports to be filed with the SEC. The Committee shall maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

IV. COMMITTEE AUTHORITY AND RESPONSIBILITIES

The following sets forth the Committee's authority and responsibilities.

The authorities and responsibilities enumerated in this Section shall be the common recurring activities of the Committee in carrying out its purposes. The Committee may assume additional duties or responsibilities, carry out additional functions or adopt additional policies and procedures as may be appropriate to carry out is purposes or in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

A. Oversight of the Company's Independent Auditor

The Committee shall be directly and solely responsible for the appointment, engagement, termination and oversight of the Independent Auditor (including the resolution of any disagreements between management and the Independent Auditor regarding financial reporting). The Independent Auditor shall report directly to the Committee. The Committee shall:

1. Evaluate annually the qualifications, performance and independence of the Independent Auditor.

2. Obtain periodically from the Independent Auditor a formal written statement of the matters to be communicated to the Committee as required by auditing standards generally accepted in the United States of America, and, in particular, describing all relationships between the Independent Auditor and the Company, and discuss with the Independent Auditor any disclosed relationships or services that may impact auditor objectivity and independence.

3. Ensure the rotation, as required by applicable law or regulation, of the lead audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit of the Independent Auditor.

4. Approve in advance as required by applicable law or regulation, the engagement of the Independent Auditor for all audit and permitted non-audit services, based on independence, qualifications and performance, approve the fees of any such engagement, and consider the compatibility of permitted non-audit services with the independence of the auditor; provided, however, that the Committee may delegate to any subcommittee the authority to grant preapprovals for audit and permitted non-audit services, and provided, further, that the decisions of such subcommittee to grant any such preapproval shall be presented to the Committee at its next scheduled meeting.

5. Meet with the Independent Auditor annually to discuss the overall scope, planning and staffing of the audit.

6. Periodically review with the Independent Auditor any significant difficulties encountered during the course of the audit, any restrictions on the scope of work or access to required information and any significant disagreement among management and the Independent Auditor in connection with the preparation of the financial statements.

7. Review with the Independent Auditor on a timely basis any accounting adjustments that were proposed by the auditor, any material written communications between the audit firm and the Company's management with respect to auditing or accounting issues and any "management" or "internal control" letters or schedules of unadjusted differences issued, or proposed to be issued, by the audit firm to the Company.

8. Review with the Independent Auditor the critical accounting policies and practices used by the Company, all alternative treatments of financial information within generally accepted accounting principals that the Independent Auditor has discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the Independent Auditor.

B. **Review of Charter, Financial Reporting, Policies and Processes**

To fulfill its responsibilities and duties the Committee shall, to the extent that it deems necessary or appropriate, and in addition to the items described above:

1. Review the adequacy of this Charter on an annual basis, or as otherwise necessary, and make recommendations to the Board concerning any amendments to this Charter.

2. Review and discuss with management and the Independent Auditor the Company's annual audited and quarterly financial statements, including the effect of regulatory and accounting initiatives, and any certification, report, opinion or review rendered by the Independent Auditor, and recommend to the Board whether the audited financial statements should be included in the Company's annual report on Form 10-K.

3. Review and discuss with management and the Independent Auditor the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in the Company's Form 10-K and Form 10-Q.

4. Review with management and the Independent Auditor any significant judgments made by management in the preparation of the financial statements and the view of each as to appropriateness of such judgments.

5. The Committee shall review and discuss with management, the chief internal auditor and the Independent Auditor, prior to public dissemination, the annual internal control report of management required by applicable law or regulation.

6. Review quarterly with management its evaluation of the Company's procedures and controls designed to ensure that information required to be disclosed in its periodic public reports is

recorded, processed, summarized and reported in such reports within the time periods specified by the SEC for the filing of such reports ("Disclosure Controls"), and consider whether any changes are appropriate in light of management's evaluation of the effectiveness of such Disclosure Controls.

C. **Risk Management, Legal Compliance and Ethics**

1. Review the overall scope and design of the internal audit procedures with the chief internal auditor.

2. Review with the principal executive and financial officers of the Company any report on significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

3. Review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations.

4. Ensure the establishment of and periodically review procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Adopt, as necessary, appropriate remedial measures or actions with respect to such complaints or concerns.

5. Review and recommend to the Board a code of ethics for senior officers and ensure prompt disclosure to the public, as required by applicable law or regulation, of such code of ethics and of any change in, or waiver of, such code of ethics.

6. Prepare the Committee's report required by the rules of the SEC to be included in the Company's annual proxy statement.

7. The Committee shall review periodically with the Company's General Counsel legal and regulatory matters that could have a material impact on the Company's financial statements or compliance policies.

[LOGO]
C/O COMPUTERSHARE INVESTOR SERVICES LLC
TWO NORTH LASALLE STREET
3RD FLOOR CHICAGO, IL 60602

NOW YOU CAN VOTE SHARES BY TELEPHONE OR INTERNET!
QUICK * EASY * IMMEDIATE * AVAILABLE 24 HOURS A DAY * 7 DAYS A WEEK

The Company encourages you to take advantage of the new and convenient ways to vote the shares. If voting by proxy, this year you may vote by mail, or choose one of the two methods described below. Your telephone or Internet vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed, and returned your proxy card. To vote by telephone or Internet, read the accompanying proxy statement, then follow these easy steps:

VOTE BY PHONE—1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY INTERNET—www.proxvvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return to Adobe Systems Incorporated, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

ADOBE1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ADOBE SYSTEMS INCORPORATED

Vote On Directors

	For All	Withhold All	For All Except	
1. Election of the five (5) Class I directors proposed in the accompanying Proxy Statement to serve for a two-year term. (The Board recommends a vote for all nominees) 01) Michael R. Cannon 02) Bruce R. Chizen 03) James E. Daley 04) Charles M. Geschke 05) Delbert W. Yocam	☐	☐	☐	To withhold authority to vote for any individual nominee, mark "For All Except" and write the nominee's number on the line below. ________________

Vote On Proposals

	For	Against	Abstain
2. Approval of an amendment to the 2003 Equity Incentive Plan increasing the share reserve by 4,500,000 shares. (The Board recommends a vote for this proposal)	☐	☐	☐
3. Stockholder proposal. (The Board recommends a vote against this proposal)	☐	☐	☐
4. Stockholder proposal. (The Board recommends a vote against this proposal)	☐	☐	☐
5. Ratification of the appointment of KPMG LLP as the Company's independent public accountants for the fiscal year ending December 3, 2004. (The Board recommends a vote for this proposal)	☐	☐	☐

6. Transacting of such other business as may properly come before the meeting or any adjournment or postponement thereof.

Sign exactly as your name(s) appears on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by the President or Vice President and the Secretary or Assistant Secretary, and the corporate seal should be affixed thereto. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.

For comments, please check this box and write them on the back where indicated ☐

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐
<u>HOUSEHOLDING ELECTION</u>—Please indicate if you consent to receive certain future investor communications in a single package per household	☐	☐

________________________ ________________________

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

PROXY

ADOBE SYSTEMS INCORPORATED
Proxy for Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

The undersigned hereby appoints John E. Warnock and Bruce R. Chizen, and each of them, with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Adobe Systems Incorporated (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held at the Company's headquarters, 321 Park Avenue, East Tower, San Jose, California 95110-2704 on Wednesday, April 28, 2004 at 12:00 p.m., local time, and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the Company's Proxy Statement, receipt of which is hereby acknowledged, and (2) in their discretion upon such other matters as may properly come before the meeting.

The shares represented hereby shall be voted as specified. **If no specification is made, such shares shall be voted FOR proposals 1, 2 and 5, and AGAINST proposals 3 and 4.** Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting.

Comments: _____

_____

_____

(If you noted any comments above, please mark corresponding box on the reverse side.)
IF YOU ELECT TO VOTE BY MAIL, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE
(Continued and to be signed on reverse side)